Exhibit (a)(5)(E)

FARUQI & FARUQI, LLP

David E. Bower SBN 119546

10866 Wilshire Boulevard, Suite 1470

Los Angeles, CA 90024 Telephone: 424-256-2884

Facsimile: 424-256-2885

Email: dbower@faruqilaw.com

Attorneys for Plaintiff Joel Krieger

SUPERIOR COURT OF CALIFORNIA

COUNTY OF SAN DIEGO

JOEL KRIEGER, On Behalf of Himself and

All Others Similarly Situated,

Plaintiff,

v.

WEBSENSE, INC., JOHN MCCORMACK, JOHN B. CARRINGTON, CHARLES M. BOESENBERG, BRUCE T. COLEMAN, JOHN F. SCHAEFER, MARK S. ST.CLARE, GARY E. SUTTON, PETER C. WALLER, VISTA EQUITY PARTNERS, VISTA EQUITY PARTNERS FUND IV, L.P., TOMAHAWK ACQUISITION, LLC, and TOMAHAWK MERGER SUB, INC.,

Defendants.

Case No. 37-2013-00050132-CU-SL-CTL AMENDED CLASS ACTION COMPLAINT 1. BREACH OF FIDUCIARY DUTY 2. AIDING AND ABETTING JURY DEMAND

Plaintiff Joel Krieger (the “Plaintiff”), by his attorneys, allege upon information and belief except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders of Websense, Inc. (“Websense” or the “Company”) to enjoin the acquisition (the “Buyout”) of the publicly owned shares of Websense common stock by Vista Equity Partners Fund IV, L.P. (“Vista Equity”) through its wholly-owned subsidiaries Tomahawk Acquisition, LLC (“Tomahawk Acquisition”) and Tomahawk Merger Sub, Inc. (“Merger Sub”) (collectively, “Vista”).

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

2. On May 20, 2013, Websense and Vista jointly announced that they entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Vista will acquire all the outstanding shares of Websense for $24.75 in cash per share through a Tender Offer. The transaction is valued at approximately $906 million. On May 28, 2013, Vista commenced the Tender Offer, which is currently scheduled to close on June 25, 2013.

3. In facilitating this acquisition of Websense for inadequate consideration and through a flawed sales process, each of the Defendants (defined herein) breached and/or aided the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. As alleged further below, the Buyout is designed to benefit the Websense management team who are expected to remain with the surviving corporation following the close of the Buyout.

4. As part of the flawed process, Websense a hired conflicted financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), which is the investment banking division of Bank of America, which has longstanding professional and financial ties to Vista that are far more important than its allegiance to Websense. For its services related to the Buyout, the Company has agreed to pay BofA Merrill Lynch an aggregate fee of approximately $12 million, approximately $11.5 million of which is contingent upon consummation of the merger, thus giving BofA Merrill Lynch an incentive to ensure that the Buyout is completed at any price. Notably, over the past two years, Vista has paid far more to Websense’s supposedly “independent” financial advisor than Websense has. From January 1, 2011 through April 30, 2013, BofA Merrill Lynch has received aggregate fees from Websense of approximately $4 million. However, BofA Merrill Lynch’s relationship with Vista is significantly more lucrative. From January 1, 2011 through April 30, 2013, BofA Merrill Lynch has received fees of approximately $30 million from Vista and its affiliates.

5. Websense’s board of directors (the “Individual Defendants” herein), have exacerbated their breaches of fiduciary duty by agreeing to lock up the Buyout with preclusive deal protection devices that preclude other bidders from making successful competing offers for the Company. For example, the Board agreed to: (i) a “no shop” provision that prohibits the Company

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

from negotiating with or providing confidential information to competing bidders except under extremely limited circumstances; (ii) a “matching rights” provision that allows Vista four business days to match any competing proposal in the unlikely event that one emerges; (iii) a termination fee of $34.5 million to be paid to Vista if the Board agrees to a competing proposal; and (iv) an option (the “Top Up Option”), which will allow Vista to obtain the shares necessary to affect the merger as a short-form merger. These provisions conjunctively and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives to the Buyout.

6. As alleged in detail herein, Defendants utilized a process wherein the parties to the Buyout ensured the sale of Websense to Vista on terms preferential to Vista, but detrimental to Plaintiff and the other public stockholders of Websense. Vista is now set to take control of the Company, which has become a global leader in protecting organizations from the cyber attacks and data theft. The Buyout was designed to benefit Websense’s insiders, who are expected to remain in place as the management team of the surviving corporation following the close of the Buyout.

7. The shortcomings in the sales process are compounded by the Solicitation/Recommendation Statement on Schedule 14D-9 (“the 14D-9”) filed by Websense on May 29, 2013, with the United States Securities and Exchange Commission (“SEC”). The 14D-9 recommends that they Websense stockholders accept the Buyout and terminate their investment in the Company for $24.75 in cash per share, but fails to make all material disclosures and contains materially misleading statements about the Buyout. As explained below, the 14D-9 exposes some details of the highly flawed sales process, but fails to disclose a myriad of material facts concerning the Buyout. Critically, the 14D-9 omits and/or misrepresents material information concerning, among other things the key data and inputs underlying the financial evaluation exercises that purport to support the fairness opinions provided by, BofA Merrill Lynch.

8. The 14D-9 appears to have been drafted solely with an eye towards defending the the Buyout price rather than providing Websense stockholders with the information they need to make an informed decision on whether to accept or reject the Buyout. As part of its financial analysis, BofA Merrill Lynch performed a discounted cash flow analysis (“DCF analysis”) of Websense.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

The DCF analysis was used by BofA Merrill Lynch as a way to determine the present value of the Company today, based on projections of how much money Websense going to make in the future. The DCF analysis is considered by many courts and other authorities to be the most important method of determining corporate value. When starting to perform its DCF analysis of Websense, BofA Merrill Lynch had two sets of projections to use. The first set of projections were developed by the Company’s own management (the “management case projections”), and the second set of projections were derived using general public commentary by outside research analysts not associated with the Company (the “street case projections”). The projections prepared by Websense management had higher and better projected results than the street case projections. For example, the management case projections are forecasting approximately $425 million in free cash flows for the next five years compared to the street case projections, which estimate around $320 million in free cash flows for the same period.

9. While performing its DCF analysis, BofA Merrill Lynch ran into a major problem. When BofA Merrill Lynch used the management case projections, the implied per share equity of the DCF analysis was $25.50 to $31.75 per share of Websense. The problem for BofA Merrill Lynch was that the DCF analysis based on the management case projections resulted in an implied per share equity value in which the low end of the range was higher than the $24.75 being offered by Vista. If the DCF analysis, the most important method of determining corporate value, indicated that the Company’s stock is worth more than what is being offered in the Buyout, then stockholders will not tender their shares and BofA Merrill Lynch will not receive the lion’s share of its fee. So, in order to make the consideration being offered in the Buyout look more attractive to Websense stockholders, BofA Merrill Lynch adjusted the management projections (the “management case sensitivity”) by lowering management’s projections to bring them closer to the street case projections despite the fact that management projections represented managements best estimate of the Company’s future financial performance. After BofA Merrill Lynch lowered the management case projections, the DCF analysis resulted in an implied per share equity value of just $15.00 to $25.00 per share. Now, with BofA Merrill Lynch using downward adjusted projections, the consideration being offered in the Buyout is near the high end of the value range, as opposed to below the bottom end of the value range, thus falsely making the Buyout look more attractive to Websense stockholders.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

10. To put this issue another way, BofA Merrill Lynch, which will only receive the remaining $11.5 million of its $12 million fee upon the completion of the Buyout, is now saying that the Company’s management, who have successfully ran the Company for many years, is wrong about their view of the Company’s future financial performance, and is instead purposefully lowering management’s projections to bring them more in line with the street case projections which are based on outside information, not internal Company information. By lowering management’s projections, the consideration being offered in the Buyout appears more reasonable, which will likely (and wrongly) encourage more stockholders to tender their shares. If enough stockholders tender their shares and the Buyout is consummated, then BofA Merrill Lynch will receive its $11.5 million fee.

11. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

JURISDICTION AND VENUE

12. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with California so as to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice.

13. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting the Individual Defendants’ breaches of their fiduciary duties owed to Websense stockholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

THE PARTIES

14. Plaintiff is, and at all times relevant hereto was, a stockholder of Websense.

15. Defendant Websense is a corporation duly organized and existing under the laws of the State of Delaware, with its principal executive offices at 10240 Sorrento Valley Road, San Diego, California 92121. Websense offers security solutions to protect organizations from cyber attacks and data theft. Websense’s shares are traded on the NASDAQ under the ticker symbol “WBSN.” Websense is named herein as a necessary party in connection with equitable relief needed to prevent the consummation of the Buyout agreed to by the Individual Defendants, in violation of their fiduciary duties to Plaintiff and the other stockholders of Websense.

16. Defendant John McCormack (“McCormack”) has been a director of Websense since 2013. Defendant McCormack is also the Chief Executive Officer of Websense.

17. Defendant John B. Carrington (“Carrington”) is Chairman of the Board (“Chairman”) and has served as a director of Websense since 1999. Carrington served as the Company’s previous CEO from May 1999 through January 2006 and President of the Company from May 1999 through January 2003 and once again in August 2005 through January 2006.

18. Defendant Bruce T. Coleman (“Coleman”) has been a director of Websense since 1998. Colman served as the Company’s interim CEO from 1998 through 1999. Coleman is a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

19. Defendant Charles M. Boesenberg (“Boesenberg”) has been a director of Websense since January 2013. Boesenberg is a member of the Audit Committee.

20. Defendant John F. Schaefer (“Schaefer”) has been a director of Websense since May 2001. Schaefer is Chair of the Audit Committee and a member of the Compensation Committee.

21. Defendant Mark S. St.Clare (“St.Clare”) has been a director of Websense since October 2002.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

22. Defendant Gary E. Sutton (“Sutton”) has been a director of Websense since June 1999. Sutton is Chair of the Nominating and Governance Committee and member of the Audit Committee.

23. Defendant Peter C. Waller (“Waller”) has been a director of Websense since March 2001. Walker is Chair of the Compensation Committee and a member of the Nominating and Governance Committee.

24. Defendants McCormack, Carrington, Boesenberg, Coleman, Schaefer, St.Clare, Sutton and Waller are collectively referred to herein as the “Individual Defendants”.

25. Defendant Vista is a private equity firm focused on investing in software and technology-enabled businesses. Vista has offices in San Francisco, California, Chicago, Illinois, and Austin, Texas.

26. Defendant Tomahawk Acquisition is a Delaware limited liability company which was formed solely for the purpose of entering into the Merger Agreement and has not conducted any business operations other than those incident to its formation. Tomahawk Acquisition is beneficially owned by affiliates of Vista.

27. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Tomahawk Acquisition. Merger Sub was formed solely for the purpose of entering into the Merger Agreement and has not conducted any business operations other than those incident to its formation. Merger Sub is beneficially owned by affiliates of Vista. Upon completion of the Merger, Merger Sub will merge with and into Websense, and Merger Sub will cease to exist as a separate corporate entity.

28. Collectively, the Individual Defendants, Vista, Tomahawk Acquisition and Merger Sub are referred to herein as “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

29. By reason of their positions as officers and/or directors of the Company and because of their ability to control the business and corporate affairs of the Company, the Individual Defendants owed the Company and its stockholders the fiduciary obligations of good faith, trust,

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

loyalty, candor, and due care, and were and are required to use their utmost ability to control and manage the Company in a fair, just, honest, and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Company and its stockholders so as to benefit all stockholders equally and not in furtherance of their personal interest or benefit.

30. Each director and officer of the Company owes to the Company and its stockholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Company and in the use and preservation of its property and assets, and the highest obligations of fair dealing.

31. The Individual Defendants, because of their positions of control and authority as directors and/or officers of the Company, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

32. At all times relevant hereto, each of the Individual Defendants was the agent of each of the other Individual Defendants and of Websense, and was at all times acting within the course and scope of such agency.

33. To discharge their duties, the officers and directors of the Company were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the Company. By virtue of such duties, the officers and directors of the Company were required to, among other things:

(a) exercise good faith in ensuring that the affairs of the Company were conducted in an efficient, business-like manner so as to make it possible for the Company to provide the highest level of performance;

(b) exercise good faith in ensuring that the Company was operated in a diligent, honest and prudent manner and complied with all applicable federal and state laws, rules, regulations and requirements, including acting only within the scope of its legal authority; and

(c) when placed on notice of illegal or imprudent conduct committed by the Company or its employees, exercise good faith in taking appropriate measures to prevent and correct such conduct.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

CLASS ACTION ALLEGATIONS

34. Plaintiff brings this action on his own behalf and as a class action pursuant to Cal. Civil Code § 1781 and on behalf of all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

35. This action is properly maintainable as a class action for the following reasons:

(a) The Class is so numerous that joinder of all members is impracticable. As of May 19, 2013, there were approximately 37 million shares of Websense common stock issued and outstanding and not owned by Defendants;

(b) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(c) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests;

(d) To the extent Defendants take further steps to effectuate the Buyout, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

36. There are questions of law and fact that are common to the Class including, inter alia, the following:

(a) Whether Defendants breached their fiduciary duties of due care and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b) Whether the process implemented and set forth by the Defendants for the Buyout is fair to the members of the Class;

(c) Whether the Vista, Tomahawk Acquisition and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(d) Whether the Individual Defendants disseminated a misleading 14D-9 in connection with the Buyout; and

(e) Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the conduct described herein.

SUBSTANTIVE ALLEGATIONS

Background of the Company

37. Corporate America is under the near-constant assault from cyber attacks that harm websites and steal intellectual property. To combat these potential threats, tens of thousands of companies use the products made by Websense, which has become a global leader in protecting organizations from cyber attacks and data theft. Through its TRITON security platform, the Company provides unified internet, email and data security solutions designed to protect an organization’s data and users from external and internal threats, including cyber threats, malware attacks, information leaks, legal liability and productivity losses.

38. The Company is currently transitioning from its roots as blocking inappropriate websites in the workplace into a provider of broader online-security services. According to Bloomberg, the content security market is worth about $5 billion to $6 billion, compared with less than $1 billion for web-content filtering.

39. With this new strategy in play, the Company has started seeing record results and is consistently exceeding analyst expectations. Specifically, the Company’s success has been demonstrated in its favorable financial results and its award winning TRITON security platform.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

40. On January 29, 2013, Websense released its fourth quarter and fiscal year 2012 which reflected record billings and the continued strength of the Company’s TRITON security platform. In particular, Websense reported record fourth quarter billings of $122 million, and TRITON solutions billings of $83.7 million, an increase of 23% compared to the fourth quarter of 2011.

41. Commenting on these results, McCormack stated:

Our record fourth quarter billings demonstrate the success of our strategic initiatives and the Websense® TRITONTM platform . . . The strength in the quarter was driven by a 23 percent year-over-year increase in TRITON solution billings and double-digit year-over-year growth in new customer sales. These results confirm the traction we have established in the content security market as we evolve our web, email, mobile and data security solutions. Looking to the future, we are focused on continued growth, consistent execution, and extension of the TRITON platform ecosystem through strategic partnerships.

42. On February 26, 2013, Websense issued a press released titled, “Websense TRITON Trumps All Vendors Within Independent Security Effectiveness Test.” The press release stated that Miercom, a well-respected worldwide testing service, recently conducted one of the largest independent tests of real-world threat protection capabilities of web security systems. The results of the tested showed that Websense demonstrated superior security effectiveness, threat detection and mitigation capabilities over the other tested systems from competitors such as Blue Coat Systems, Inc., Cisco, McAfee, Palo Alto Networks and FireEye, Inc.

43. On March 13, 2013, the Company announced that its TRITON platform won two 2013 SC Magazine Awards U.S. – Best Web Content Management and Best Regulatory Compliance. Websense won the Best Web Content Management Solution award over hundreds of vendor entries and won Best Regulatory Compliance Solution with more than 1,700 pre-defined, industry-specific compliance templates and policies for data loss prevention.

44. On April 25, 2013, Websense released its first quarter 2013 financial results which again reflected record billings and the continued strength of the Company’s TRITON security platform. In particular, the Company reported record first quarter billings of $81.8 million, and TRITON solutions billings of $54.7 million, an increase of 11.6% compared to the first quarter of 2012.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

45. Commenting on these results, McCormack stated:

Our first quarter results reflect the continued strength of our Websense® TRITON® solutions, which increased 11.6 percent year-over-year and represented 67 percent of total billings in the quarter . . . We are particularly pleased with the 19 percent increase in transactions greater than $100k. This demonstrates the strength of our core business and the appeal of TRITON to our larger enterprise target customers. Our recent sales expansion is already showing benefits with an increased sales pipeline for the second quarter and the rest of the year. We remain confident in our ability to execute successfully on the growing market opportunity for advanced security solutions, and to deliver sustained and profitable billings growth.

46. Rather than allow Websense’s common stock to trade freely and permit its public stockholders to share in the benefits of the Company’s growth prospects based on its new strategies, the Individual Defendants have acted for the benefit of Vista and Company insiders, and to the detriment of the Company’s public stockholders, by entering into the Buyout. In so doing, the Individual Defendants have agreed to an all-cash transaction that cashes out Websense’s stockholders at a time when Websense is primed for substantial future growth.

The Buyout

47. On May 20, 2013, Websense issued press release announcing that the Company had entered into the Merger Agreement, pursuant to which Vista will acquire Websense for $24.75 in cash for each share of Websense common stock through a tender offer.

48. The $24.75 per share agreed to in the Buyout is a woefully inadequate price, and Defendants’ rationale for a premium price implying a fair price is unsound. The Buyout comes at a time where Websense’s recent and future success is not being accurately reflected in its current price per share. According to The Wall Street Journal, analysts say that internet-security companies are in demand as companies seek protection from cyber thieves trying to steal corporate information or national-security secrets. Likewise, according to Bloomberg, Daniel Ives, an analyst at FBR Capital Markets & Co., stated that “[t]oday’s deal validates Websense’s new focus and the growing importance of the security software industry . . . [t]his morning’s acquisition speaks to the value of security software in the overall tech food chain as we believe a surge of M&A activity is poised to hit the sector over the next six to 12 months[.]” Additionally, according to Wealthmakers.com, the Company is valued at $25.90 per share, and any price paid to stockholders under this amount would be considered “undervalued” based upon the Company’s future growth prospects.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

49. Here, the Buyout offers a significantly lower premium when compared to other recent buyouts of other online security companies. For example, in December 2011, the private equity firm Thoma Bravo, LLC offered to buyout Blue Coat Systems, Inc. (“Blue Coat”) in transaction valued at approximately $1.3 billion. Under the terms of the agreement, Blue Coat stockholders received a premium of approximately 48% over Blue Coat’s closing price the day before the announcement and a premium of approximately 62% over the 60-day trailing average for the period before the announcement of the buyout. Here, Websense stockholder’s are only receiving a premium of about 29% over Websense’s closing price the day before the announcement of the Buyout and a 53% premium to Websense’s average closing price over the past 60 days prior to the announcement of Buyout.

50. With Websense’s change in strategies leading to increased financial results, it comes as no surprise that analysts see value in the stock. According to a research report issued by TheStreetRatings, the Company is rated as a “buy” because its “strengths can be seen in multiple areas, such as its increase in net income, good cash flow from operations, impressive record of earnings per share growth, expanding profit margins and notable return on equity.” Additionally, based on the Company’s performance Standard & Poor’s rated the Company as a “hold” in its research report.

51. In stark contrast to the inadequate consideration offered to Websense stockholders, the Individual Defendants, and other key Company executives fare far better under the terms of the Buyout. As disclosed in Websense’s press release announcing the Buyout, “Websense senior management is expected to continue with the company. . . .” Thus, the Individual Defendants cannot now claim independence as their judgment favors the Buyout.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

The Windfall to the Individual Defendants

52. While Websense’s stockholders are receiving inadequate consideration for their investment in the Company based on the Individual Defendants recommendation, the Individual Defendants and other key Company executives fare far better under the terms of the Buyout. As disclosed in Websense’s press release announcing the Buyout, Vista plans on retaining Websense’s entire management team: “Upon closing, . . . Websense senior management is expected to continue with the company. . .” Following the close of the Buyout many if not all of Websense’s management will be retained.

53. Additionally, under the terms of the Merger Agreement, in addition to having their vested stock options and vested restricted stock units (“RSUs”) cashed out in the Buyout, the unvested stock options and unvested RSUs held by each of the Individual Defendants and key Company executives will immediately vest, providing a windfall of benefits to the Company’s insiders:

Websense Board of Directors	Vested and Unvested RSUs	Vested and Unvested Stock Options	Total Option Cash Spread Value and Total Value from RSUs Based on $24.75 Per Share Consideration
John McCormack	156,450	810,000	$9,927,274
John B. Carrington	2,152	217,110	$964,525
Charles M. Boesenberg	837	104,279	$1,076,011
Bruce T. Coleman	2,152	76,500	$487,850
John F. Schaefer	2,152	76,500	$487,850
Mark S. St. Clare	2,152	71,500	$407,350
Gary E. Sutton	2,152	71,500	$407,350
Peter C. Waller	2,152	73,500	$439,550

54. Thus, under the terms of the Merger Agreement, as currently proposed, the Individual Defendants and named executive officers will receive continued employment with the surviving corporation and will receive substantial and lavish benefits. Thus, neither the Individual Defendants nor the named Company officers who negotiated the Buyout with Vista cannot now claim independence as their judgment favors the Buyout.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

The Buyer-Friendly Terms of the Merger Agreement

55. On May 21, 2013, the Company filed a Form 8-K with the SEC wherein it disclosed the terms of the Merger Agreement. The Individual Defendants agreed to certain preclusive deal protection devices that operate conjunctively and ensure that no competing offers will emerge for the Company.

56. The Merger Agreement contains a strict “no shop” provision which prohibits the Board from taking any affirmative action to comply with its fiduciary duty to maximize shareholder value, including “solicit[ing], initiate[ing] or knowingly facilitate[ing] or encourage[ing] (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.” Further, the Merger Agreement includes a $34,500,000 million termination fee payable by Vista in the event that the Board accepts a Superior Proposal, which will all but ensure that no competing offer will emerge.

57. Section 5.3(c) of the Merger Agreement provides a “matching rights” provision, pursuant to which the Company must notify Vista of any unsolicited competing bidder’s offer within twenty-four (24) hours. Then, if and only if the Board determines that the competing offer constitutes a “Superior Proposal,” Vista is granted an additional four (4) business days to amend the terms of the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal.

58. The Individual Defendants have initiated a process to sell the Company, which imposes heightened fiduciary responsibilities on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s stockholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Websense stockholders will be protected, and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

The Conflicted Financial Advisor

59. Compounding the inadequacy of the price, Websense hired a financial advisor, BofA Merrill Lynch, who has professional and financial ties to Vista. Notably, over the past two years, Vista has paid far more to Websense’s supposedly “independent” financial advisor than Websense has. From January 1, 2011 through April 30, 2013, BofA Merrill Lynch has received aggregate revenues from Websense of approximately $4 million.

60. On the other hand, BofA Merrill Lynch’s relationship with Vista is significantly more lucrative. From January 1, 2011 through April 30, 2013, BofA Merrill Lynch has received fees of approximately $30 million from Vista and its affiliates and will continue to receive fees. For example, in 2012, Vista lined up loans totaling $1.775 billion to back its buyout of Misys Plc., a provider of banking enterprise software. The debt consisted of a $1.16 billion first lien loan facility – loans that have first priority and are secured on the assets of a company – and a $615 million unsecured loan from Bank of America. According to Bloomberg, the $615 million unsecured loan is expected to yield 12% and could not be refinanced for the first three years.

Defendants Breached Their Fiduciary Duties by Filing a Materially False and Misleading 14D-9

61. On May 29, 2013, Websense filed the 14D-9 with the SEC, which recommends that the Websense stockholders tender their shares in the Buyout. The 14D-9 is materially false and misleading because it fails to disclose all information that Websense stockholders would consider important in making a rational and fully informed decision as to whether to tender (or not to tender) their shares in Buyout. Specifically, the 14D-9 fails to provide the Company’s stockholders with material information and/or provides materially misleading information regarding the financial analyses performed by BofA Merrill Lynch.

BofA Merrill’s Lynch’s Misleading DCF Analyis

62. The DCF analysis is considered by many courts and other authorities to be the most important method of determining corporate value. Here, BofA Merrill Lynch used the DCF analysis to determine the present value of Websense, based on projections of how much money Websense going to make in the future.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

63. When performing its DCF analysis of Websense, BofA Merrill Lynch had two sets of projections to use. The first set of projections were the management case projections developed by the Company’s own management:

	2013	2014	2015	2016	2017
Billings	$389.3	$413.6	$476.8	$519.5	$571.5
Revenue	$360.3	$392.7	$424.3	$472.3	$516.6
EBITDA	$55.5	$74.5	$83.4	$108.2	$124.6
Billings EBITDA	$85.6	$95.8	$136.2	$155.6	$179.6
Income tax	($10.5)	($15.2)	($17.0)	($22.9)	($26.7)
Depreciation	$13.3	$13.6	$15.2	$16.4	$17.7
Deferred revenue	$29.0	$21.0	$52.5	$47.1	$54.9
Stock based compensation	$19.7	$19.7	$19.7	$19.7	$19.7
Change in working capital	($4.6)	($0.8)	($7.4)	($8.5)	($10.4)
Capital expenditures	$14.6	$15.8	$17.0	$18.4	$19.9
Free Cash Flow (“FCF”)	$55.4	$61.8	$92.7	$104.6	$121.2
Adjusted Unlevered FCF	$35.1	$44.0	$74.8	$85.8	$102.7

64. The second set of projections, the street case projections, were derived using public commentary by outside research analysts who not associated with the Company:

	2013	2014	2015	2016	2017
Billings	$380.1	$397.8	$414.6	$435.3	$452.7
Revenue	$357.0	$371.8	$391.1	$414.6	$435.3
EBITDA	$56.0	$63.2	$72.4	$77.2	$76.7
Billings EBITDA	$79.7	$90.6	$101.2	$107.8	$108.8
Income tax	$10.7	$12.5	$14.6	$15.3	$14.6
Depreciation	$13.3	$13.4	$14.1	$16.2	$18.3
Deferred revenue	$23.8	$27.4	$28.8	$30.6	$32.1
Stock based compensation	$19.7	$20.0	$20.8	$22.0	$23.1
Change in working capital	$1.1	($3.6)	($4.8)	($5.8)	($5.1)
Capital expenditures	$15.0	$16.7	$17.6	$18.7	$19.6
Free Cash Flow (“FCF”)	$55.5	$58.8	$65.8	$69.8	$71.1
Adjusted Unlevered FCF	$35.5	$37.8	$43.5	$46.1	$46.4

65. The management case projections and the street case projections differed greatly, with the projections prepared by Websense management showing significantly better projected results than the street case projections. For example, the management case projections are forecasting approximately $425 million in free cash flows for the Company over the next five years compared to the street case projections which estimate around $320 million in free cash flows for the same period.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

66. BofA Merrill Lynch performed its DCF analysis for both the management case projections and the street case projections and came up with the following results:

Implied Per Share Equity Value Reference Ranges
Street Case	Management Case	Consideration
$15.25-$18.75	$25.50-$31.75	$24.75

67. As depicted above, when BofA Merrill Lynch used the management case projections, the implied per share equity of the DCF analysis was $25.50 to $31.75 per share of Websense. This was a major problem for BofA Merrill Lynch. The problem for BofA Merrill Lynch was that the DCF analysis based on the management case projections resulted in an implied per share equity value in which the low end of the range was higher than the $24.75 being offered by Vista. If the DCF analysis, which is the most important conceptual method of determining corporate value, indicated that the Company’s stock is worth more than what is being offered in the Buyout, then stockholders will likely not tender their shares. If the Websense stockholders do not tender and the Buyout does not close, then BofA Merrill Lynch will not receive the remaining $11.5 million of their fee.

68. In order to make the consideration being offered in the Buyout look more attractive to Websense stockholders, BofA Merrill Lynch adjusted the management projections (the “management case sensitivity”) by lowering management’s projections to bring them closer to the street case projections. After BofA Merrill Lynch lowered the management case projections, the DCF analysis resulted in an implied per share equity value of $15.00 to $25.00 per share:

Implied Per Share Equity Value Reference Ranges
Management Case Sensitivity	Consideration
$15.00-$25.00	$24.75

69. Now, using the downward adjusted projections, the consideration being offered in the Buyout is near the high end of the implied value range, as opposed to below the bottom end of the implied value range, therefore making the Buyout look more attractive to Websense stockholders. If enough stockholders tender their shares and the Buyout is consummated, then BofA Merrill Lynch will receive its fee.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

70. As demonstrated above, BofA Merrill Lynch’s DFC analysis was designed to enrich the Individual Defendants by allowing them to cash out their stock options and RSUs, while at the same time allowing BofA Merrill Lynch to obtain its $11.5 million fee.

Inadequate Disclosure Concerning BofA Merrill Lynch’s Financial Analysis and Opinion Regarding the Value of the Company

71. The 14D-9 fails to disclose material information concerning the key data and inputs relied upon by BofA Merrill Lynch, the Company’s financial advisor, in rendering its fairness opinion. The Individual Defendants are required to provide a fair summary of the valuation analyses of the Company’s financial advisor but have failed to do so here. The 14D-9 fails to include the following material information:

(a)	In the Discounted Cash Flow Analysis the 14D-9 fails to disclose: (i) the FY2018 unlevered free cash flow metric to which the terminal forward multiples were applied to determine the terminal value in all three of BofA Merrill Lynch’s DCF analyses; (ii) whether BofA Merrill Lynch’s Management Case Sensitivity DCF analysis assumed a constant growth rate in billings for all years of the forecast period; (iii) the implied perpetuity growth rate ranges resulting from each of the three DCF analyses; and (iv) the implied terminal EBITDA multiples resulting from each of the three DCF analyses.

(b)	In the Selected Publicly Traded Companies Analysis the 14D-9 fails to disclose: (i) the Enterprise Value / CY2014E FCF and Price / CY2014E EPS multiples for each of the comparable publicly traded companies selected by BofA Merrill Lynch in its analysis; (ii) whether BofA Merrill Lynch conducted any kind of benchmarking analysis for Websense in relation to the selected comparable companies; and (3) the specific parameters used by BofA Merrill Lynch to define “Similar Growth Profile Software Companies” and Mid-Cap Growth Security Companies.”

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(c)	In the Selected Precedent Transactions Analysis the 14D-9 fails to disclose: (i) the announced dates and the Transaction Value / NTM EBITDA multiples for each of the precedent transactions selected by BofA Merrill Lynch in its analysis; (ii) the premiums paid for each transaction used in the analysis; and (iii) whether BofA Merrill Lynch conducted any kind of benchmarking analysis for Websense, in relation to the selected precedent transactions.

(d)	In the Present Value of Future Stock Price Analysis the 14D-9 fails to disclose: (i) the individual ranges of implied equity value per share derived by BofA Merrill Lynch using each of the multiple ranges and each set of financial projections; and (ii) whether the resulting values discounted only one and two years, or where discounted all the way to present when BofA Merrill Lynch applied calendar year 2014 multiples to 2015 and 2016 estimates.

(e)	In the Selected Premiums Paid Analysis the 14D-9 fails to disclosure: (i) the selected transactions used by BofA Merrill Lynch in its analysis; (ii) the criteria used by BofA Merrill Lynch in its analysis; and (iii) the premiums paid for each of the selected transactions.

(f)	In Other Factors the 14D-9 fails to disclose the cost of debt used by BofA Merrill Lynch in its LBO analysis.

72. These disclosures are particularly important here given BofA Merrill Lynch’s rejection of the management case projections and economic incentive to ensure the Buyout is completed. BofA Merrill Lynch purposefully lowered management’s projection to bring them more in line with the street case projections, which made the consideration being offered in the Buyout appear more reasonable. BofA Merrill Lynch’s actions of lowering the management case projections will likely (and wrongly) encourage more stockholders to tender their shares and lead to the Buyout being consummated thus enabling BofA Merrill Lynch to receive the $11.5 million fee.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Inadequate Disclosurs Concerning the Past Compensation of BofA Merrill Lynch

73. In addition to the 14D-9 failing to disclose material information concerning BofA Merrill Lynch’s fairness opinion, the 14D-9 also fails to disclose material information concerning the amount of compensation paid to BofA Merrill Lynch from Defendants. The Proxy fails to disclose the specific services BofA Merrill Lynch has provided, and is currently providing, to any of the parties involved in the transaction or any of their affiliates in the last two years, and how much compensation is expected to be received for other services currently being rendered.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties against Individual Defendants

74. Plaintiff repeats and realleges each and every allegation set forth herein.

75. The Individual Defendants have violated the fiduciary duties owed to the stockholders of Websense. These Defendants have failed to take adequate measures to ensure that the interests of Websense stockholders are properly protected and have embarked on a process that avoids competitive bidding and provides Vista with an unfair advantage by effectively excluding other alternative proposals.

76. By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Websense investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

77. By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

78. As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Websense stock and businesses, and will be prevented from obtaining a fair price for their common stock.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

79. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that these actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class Against

Vista, Tomahawk Acquisition and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

80. Plaintiff repeats and realleges each allegation set forth herein.

81. The Individual Defendants breached their fiduciary duties to the Websense stockholders by the wrongful actions alleged herein.

82. Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of the Vista, Tomahawk Acquisition and Merger Sub, which, therefore, aided and abetted such breaches through entering into the Buyout.

83. Vista, Tomahawk Acquisition and Merger Sub had knowledge that they were aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Websense stockholders.

84. Vista, Tomahawk Acquisition and Merger Sub rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to Websense stockholders.

85. As a result of the Vista, Tomahawk Acquisition and Merger Sub’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

86. Unless enjoined by the Court, Vista, Tomahawk Acquisition and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.

87. Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a class action, certifying Plaintiff as Class representative and his counsel as Class counsel;

B. Permanently enjoining the Defendants and all those acting in concert with them from consummating the Buyout;

C. To the extent that the Buyout is consummated before this Court’s entry of final judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Enjoining the Individual Defendants from initiating any defensive measures that would inhibit the ability of the Company stockholders to maximize the value they will receive for their Company shares;

E. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein;

F. Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

G. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: June 4, 2013	FARUQI & FARUQI, LLP

	By:	/s/ David E. Bower
David E. Bower
10866 Wilshire Boulevard, Suite 1470 Los Angeles, CA 90024 Telephone: 424-256-2884 Facsimile: 424-256-2885 Email: dbower@faruqilaw.com

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

FARUQI & FARUQI, LLP

Juan E. Monteverde

David M. Sborz

369 Lexington Avenue, Tenth Floor

New York, NY 10017

Telephone: 212-983-9330

Facsimile: 212-983-9331

Email: jmonteverde@faruqilaw.com

Email: dsborz@faruqilaw.com

Attorneys for Plaintiff

AMENDED CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

PROOF OF SERVICE

STATE OF CALIFORNIA	)
) ss.:
COUNTY OF LOS ANGELES	)

I am employed in the county of Los Angeles, State of California. I am over the age of 18 and not a party to the within action. My business address is 10866 Wilshire Boulevard, Suite 1470, Los Angeles, California 90024.

On June 4, 2013, I caused the following document to be served which is described as:

FIRST AMENDED COMPLAINT

by delivering true copies addressed as follows:

SEE ATTACHED SERVICE LIST

☐	BY FACSIMILE TRANSMISSION. I caused a facsimile machine transmission from facsimile machine telephone number (424) 256-2884 to the facsimile machine telephone number(s) listed on the attached Service List. Upon completion of said facsimile machine transmission(s), the transmitting machine issued a transmission report(s) showing the transmission(s) was/were complete and without error.

☒	BY ELECTRONIC SERVICE. I emailed the above document(s) from e-mail address mblackman@faruqilaw.com to the respective e-mail addresses listed in the attached service list, from Los Angeles, California.

☐	BY U.S. MAIL. I caused such envelope(s) to be mailed with postage thereon fully prepaid. I am familiar with the firm’s practice of collection and processing correspondence for mailing. Under that practice it would be deposited with the U.S. postal service on that same day with postage thereon fully prepaid in the ordinary course of business.

☐	BY OVERNIGHT MAIL. I caused such envelope(s) to be deposited with the Federal Express repository. I am familiar with the firm’s practice of collection and processing via Federal Express. Under that practice the package would be deposited in the Federal Express drop box on that same day with postage thereon fully prepaid in the ordinary course of business.

Executed on June 4, 2013, at Los Angeles, California.

/s/ Michael Blackman
Michael Blackman

PROOF OF SERVICE

SERVICE LIST

Koji Fukumura, Esq.

Cooley, LLP

4401 Eastgate Mall

San Diego, CA 92121

Email: kfukumura@cooley.com

Michael Shipley, Esq.

Kirkland & Ellis, LLP

333 South Hope Street

Los Angeles, California 90071

Phone: 213-680-8222

Fax: 213-680-8500

Email: michael.shipley@kirkland.com

PROOF OF SERVICE